SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 11, 2006

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction	Commission	I.R.S. Employer
of incorporation	File Number	Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On August 11, 2006, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended June 30, 2006. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

  (c) Exhibits

      99.1   Press Release of Alaska Pacific Bancshares, Inc. August 11, 2006

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: August 11, 2006   By: /s/ Roger K. White
                                       Senior Vice President and
                                       Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release


ALASKA PACIFIC ANNOUNCES
SECOND QUARTER EARNINGS


JUNEAU, Alaska, August 11, 2006 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced second quarter 2006 net income of $208,000, or $.32 per diluted share. This compares with $125,000 ($.19 per share) in the first quarter, which was reduced by a $68,000 after-tax charge for the costs of closing its two smallest offices in January. In 2005, second-quarter net income was $157,000 ($.24 per share).

The Bank closed its two smallest offices in Hoonah and Yakutat, Alaska in order to eliminate most of the approximately $350,000 annual expense of operating the facilities. At present, no other financial institution has a facility in either of these small communities, each with a population less than 1,000. The Bank continues to serve its customers in Hoonah and Yakutat through remote services, including on-line banking.

Net interest income increased $113,000 (5.8%) to $2.1 million in the second quarter compared to the second quarter of 2005, primarily due to growth in the loan portfolio. Average loans increased $12.8 million (9.0%) to $154.7 million in the second quarter, compared with $141.9 million in the second quarter of 2005. The net interest margin on average earning assets was 5.02% for the second quarter compared with 5.10% a year ago.
Loans (excluding loans held for sale) were $153.8 million at June 30, 2006, an increase of 5.8% from a year ago and a small increase from last quarter. Deposits at June 30, 2006 were $140.8 million, a $1.8 million (1.3%) increase from a year ago, and an increase of $0.7 million (0.5%) from last quarter.

Total nonperforming assets at June 30, 2006 were $1.4 million, compared with $1.5 million last quarter. Net loan chargeoffs for the quarter were unchanged from last quarter at $17,000. The provision for loan losses was also unchanged from last quarter at $75,000.

Noninterest income for the second quarter, excluding gains on sale of loans, was $265,000, an increase of 2.7% from a year ago, and a 5.6% increase from last quarter.

Noninterest expense for the second quarter was $1.9 million, approximately unchanged from a year ago. Normal increases in compensation and benefits and other expenses were approximately offset by the savings resulting from closing the two offices during the first quarter.

As previously announced, the Company declared a regular quarterly dividend of $.09 per share, payable August 11, 2006, to shareholders of record as of August 1, 2006.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
          Senior Vice President and CFO   or   President and CEO
          907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.
Financial Highlights (Unaudited)
Second Quarter 2006
(dollars in thousands, except per-share amounts)

	Three Months Ended		
	June 30, 2006	March 31, 2006	June 30, 2005
Condensed Income Statement:			
Interest income	$2,875	$2,798	$2,412
Interest expense	(812)	(737)	(462)
Net interest income	2,063	2,061	1,950
Provision for loan losses	(75)	(75)	(30)
Gain on sale of mortgage loans	27	53	16
Other noninterest income	265	251	258
Branch closure costs	-	(113)	-
Other noninterest expense	(1,934)	(1,968)	(1,932)
Net income before income tax	346	209	262
Income tax expense	(138)	(84)	(105)
Net income	$ 208	$ 125	$ 157
Earnings per share:			
Basic	$ .34	$ .20	$.26
Diluted	.32	.19	.24
Performance Ratios:			
Return on average equity	4.95%	3.00%	3.87%
Return on average assets	0.48	0.29	0.38
Yield on average earning assets	7.01	6.81	6.30
Cost of average interest-bearing liabilities	2.48	2.23	1.53
Interest rate spread	4.53	4.58	4.77
Net interest margin on:			
Average earning assets	5.03	5.02	5.10
Average total assets	4.75	4.76	4.80
Efficiency ratio (a)	78.22	85.12	87.58
Average balances:			
Loans	$154,674	$154,280	$141,903
Earning assets	164,071	164,230	152,949
Assets	173,706	173,095	162,409
Interest-bearing deposits	114,016	118,122	111,628
Total deposits	137,168	140,054	134,914
Interest-bearing liabilities	130,948	132,106	120,440
Shareholders' equity	16,809	16,669	16,124
Average shares outstanding:			
Basic	620,392	614,942	608,665
Diluted	649,873	645,191	638,370

	June 30, 2006	March 31, 2006	June 30, 2005
Balance sheet data:			
Total assets	$174,469	$171,628	$166,030
Loans, before allowance	153,781	153,630	144,169
Loans held for sale	465	140	204
Investment securities	6,132	6,766	8,638
Total deposits	140,847	140,112	139,077
Federal Home Loan Bank advances	13,605	12,526	8,090
Shareholders' equity	16,918	16,700	16,205
Shares outstanding (b)	638,654	628,254	627,754
Book value per share	$26.49	$26.58	$25.81
Asset quality:			
Allowance for loan losses	$1,565	$1,506	$1,419
Allowance as a percent of loans	1.02%	0.98%	0.98%
Nonaccrual loans	$1,408	$1,392	$1,192
Total nonperforming assets	1,408	1,477	1,340
Net chargeoffs (recoveries) for quarter	17	17	-

(a) Noninterest expense, excluding branch closure costs, divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.